FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      x        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial & Accounting Group

Date: September 27, 2010

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Changes in Corporate Organization and Executive Officer Assignments

September 27, 2010

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial & Accounting Group (Tel: +81-75-604-3500)

Changes in Corporate Organization and Executive Officer Assignments

This is to advise you that Kyocera Corporation (President: Tetsuo Kuba) has decided to change its corporate organization and assignments of executive officers, as follows:

1. Changes in Corporate Organization (as of October 1, 2010)

1)	In order to strengthen research & development (R&D) departments, the following will be consolidated into the newly established Corporate R&D Group: Corporate R&D Group for Components and Devices, Corporate R&D Group for Equipment and Systems, Corporate Production Technology & Development Group.

2)	In order to enhance operational efficiency, the Corporate Business Systems Administration Group and the Corporate Financial & Accounting Group will be consolidated into the newly established Corporate Financial and Business Systems Administration Group.

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2. Changes in Assignments of Directors and Executive Officers (as of October 1, 2010)

Name	Title* [(New) Assignment]	Title [Present Assignment]
Tatsumi Maeda	Vice President and Representative Director Vice President and Executive Officer [(General Manager of Corporate R&D Group) General Manager of Corporate Solar Energy Group]	Vice President and Representative Director Vice President and Executive Officer [General Manager of Corporate Solar Energy Group General Manager of Corporate Electronic Components Group]

Shoichi Aoki	Director Managing Executive Officer [(General Manager of Corporate Financial and Business Systems Administration Group)]	Director Managing Executive Officer [General Manager of Corporate Financial & Accounting Group]

Keijiro Minami	Senior Executive Officer [(General Manager of Corporate Components and Devices R&D Division, Corporate R&D Group)]	Senior Executive Officer [General Manager of Corporate R&D Group for Components and Devices]

Gen Takayasu	Senior Executive Officer [(General Manager of Corporate Electronic Components Group)]	Senior Executive Officer [Deputy General Manager of Corporate Electronic Components Group]

Junichi Jinno	Executive Officer [(General Manager of Marketing Division, Corporate New Business Division)]	Executive Officer [General Manager of Corporate R&D Group for Equipment and Systems]

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Name	Title* [(New) Assignment]	Title [Present Assignment]
Yoichi Yamashita	Executive Officer [(General Manager of Corporate Production Technology & Development Division, Corporate R&D Group)]	Executive Officer [General Manager of Corporate Production Technology & Development Group]

Tsuyoshi Egami	Executive Officer [(General Manager of Corporate Mobile Product Development Division, Corporate Communication Equipment Group)]	Executive Officer [Deputy General Manager of Corporate Mobile Communication Equipment Engineering Division, Corporate Communication Equipment Group]

Takeshi Oda	Executive Officer [(General Manager of Corporate Communication Equipment R&D Division, Corporate R&D Group)]	Executive Officer [General Manager of Corporate Mobile Communication Equipment Engineering Division, Corporate Communication Equipment Group]

*	There will be no changes to titles

3. Executive Officer to Resign (as of September 30, 2010)

Masakazu Mitsuda: Executive Officer, General Manager of Corporate Business Systems Administration Group

Masakazu Mitsuda will be appointed as a Director of Kyocera Kinseki Corporation at the company’s extraordinary shareholders meeting to be held on October 1, 2010; after which he will take the title and assignment of Executive Senior Managing Director, General Manager of Finance & Administration Group at the company’s board of directors meeting.

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